Exhibit 3.1

FIRST AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

LIBERTY RESOURCES ACQUISITION CORP

ADOPTED BY SPECIAL RESOLUTION ON 18 APRIL 2023

LIBERTY RESOURCES ACQUISITION CORP, a corporation organized and existing under the laws of the State of Delaware (the “Company”), does hereby certify as follows:

1.	The name of the Company is “Liberty Resources Acquisition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 22, 2021 (the “Certificate”). The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”) and filed with Secretary of State of the State of Delaware on October 12, 2021.

2.	This First Amendment to the Amended and Restated Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the DGCL. This First Amendment to the Amended and Restated Certificate shall become effective on the date of filing with Secretary of State of Delaware.

3.	The following language shall be removed from Section 156(b): “provided that the Company shall not redeem or repurchase Public Shares in an amount that would cause the Company's net tangible assets to be less than US$5,000,001 either immediately prior to or upon consummation of the Company's initial Business Combination and after payment of Underwriters' fees and commissions or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Company's initial Business Combination.”

4.	The following language shall be removed from Section 159: “provided that the Company shall not consummate a Business Combination unless the Company's net tangible assets are at least US$5,000,001 either immediately prior to or upon consummation of the Company's initial Business Combination and after payment of Underwriters' fees and commissions or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Company's initial Business Combination.”

6.	The text of Section (a) of Article 162 is hereby amended and restated to read in its entirety as follows:

“162. (a) In the event that either the Company does not consummate a Business Combination within 12 months after the closing of the IPO (or 15 months if the Company has filed a proxy statement, registration statement or similar filing for an initial Business Combination within 12 months from the consummation of the IPO but has not completed the initial Business Combination within such 12-month period), the Company may seek the Ordinary Resolution of the Public Shareholders for any extension beyond 12 months (or 15 months if the Company has filed a proxy statement, registration statement or similar filing for an Initial Business Combination within 12 months from the consummation of the IPO but has not completed the Initial Business Combination within such 12-month period) at a meeting called for such purpose. Public Shareholders will be offered the opportunity to vote on and/or redeem their Shares in connection with the approval of such extension beyond such 12-month or 15-month period. Alternatively, or in the event that there is an unsuccessful effort to obtain Public Shareholder approval for the proposed extensions(s), the Company may, but is not obligated to, extend the period in which the Company must complete the Initial Business Combination up to nine more times, each by an additional one month, for an aggregate of up to nine additional months, provided that the Company or the Sponsor (or any of either of their affiliates or designees) will deposit, on or prior to the Deadline Date, into the Trust Fund the lesser of (x) $150,000 or (y) $0.05 per share for each Public Share outstanding as of the applicable Deadline Date for each extension (after giving effect to redemptions properly requested prior to such date with respect to the first such extension) in exchange for non-interest bearing, unsecured promissory notes payable upon consummation of an Initial Business Combination, which notes may be convertible at the option of the holder at any time after the consummation of the Company’s Initial Business Combination into warrants that are identical to the placement warrants (as defined in the registration statement) at a conversion price of $1.00 per warrant; and further provided in each case that the procedures relating to any such extension, as set forth in the agreement relating to the Trust Fund, shall have been complied with. The gross proceeds from the issuance of such promissory note(s) shall be held in the Trust Fund and used to fund the redemption of the Public Shares in accordance with Article 160. Public Shareholders will not be offered the opportunity to vote on and/or redeem their Shares in connection with such extension. If the Company is unable to complete the Initial Business Combination within such 12-month period (or 15-month or up to 21-month period if the Company chooses to extend such period, as described in more detail in the registration statement, or as extended by the Company’s Shareholders in accordance with these Articles), the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay taxes, if any, (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish Public Shareholders’ rights as Shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Shareholders and the Directors, liquidate and dissolve, subject in the case of sub-articles (ii) and (iii) above, to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law.”

IN WITNESS WHEREOF, Liberty Resources Acquisition Corp has caused this First Amendment to the Amended and Restated Certificate of Incorporation of the Company to be duly executed in its name and on its behalf by an authorized officer as of this 18 day of April 2023.

LIBERTY RESOURCES ACQUISITION CORP

By:
Name:	Dato’ Maznah Binti Abdul Jalil
Title:	Chief Executive Officer